EXHIBIT 4.1

The Company’s authorized capital stock consists of 500,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), and 20,000,000 Common Stock.

The following is a summary of the material provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”), insofar as they relate to the material terms of the Common Stock. This description summarizes the material terms and provisions of the Common Stock, but it is not complete. This summary is qualified in its entirety by reference to the Certificate of Incorporation and By-laws, which are incorporated herein by reference.

Each holder of the Common Stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to share in the Company’s assets remaining after the payment of the Company’s debts and liabilities. Holders of the Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate in the future.

The Common Stock is not convertible into, or exchangeable for, any other class or series of the Company’s capital stock. Holders of the Common Stock do not have preemptive or other rights to subscribe for or purchase additional securities of the Company. Certain provisions of the Company’s articles of incorporation and bylaws may delay, discourage, prevent or render more difficult an attempt to obtain control of the Company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include the charter authorization of “blank check” preferred stock (as described above) and a restriction on the ability of stockholders to call a special meeting.